Biofarm Inc

                   Minutes of Meeting Held 13th October 1998

Minutes of the board of directors of Biofarm Inc held on 13th October 1998 at the 2nd Floor Salisbury House, 31 Finsbury Circus, London EC2M 5QQ at 4pm.

Present:   Keith D. Beekmeyer
           Anil K. Mahan.

It was resolved that in the opinion and judgement of this Board of Directors, it is necessary and advisable that Biofarm Inc. acquire all of the issued and outstanding shares of capital stock of Britten - Norman Ltd., Kaster Bioscience Ltd., and Burlington, Chamber & James Ltd. (including 51% of the capital stock of Burlington & James), each such acquisition to be obtained from Litchfield Continental Ltd and each such acquisition to be without consideration in addition to the $6,434,681 convertible secured debenture previously issued by Biofarm, Inc. to Litchfield Continental Ltd;

It was further resolved that each such acquisition is specifically conditioned upon the receipt of audited financial statements for the one year and ten month periods ended October 31st 1998, it being necessary that such audits be conducted and completed in strict accordance with the U.S. GAAP and applicable SEC on or before January 29th 1999 (giving effect to the change in the fiscal year of Biofarm Inc. from June 30th to October 30th);

It was further resolved that upon each such audit being concluded to the satisfaction of this Board of Directors and to the approval of the outside auditors, the financial statements of the four acquisitions be included in the fully consolidated audited financial statements of Biofarm Inc. for the fiscal period ended October 31st 1998.

There being no further business the meeting ended at 4.30pm.

Signed:

K.D. Beekmeyer /s/ Keith D. Beekmeyer
               ----------------------
               Chairman

A.K. Mahan /s/ A.K. Mahan
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           Director